UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 4, 2026	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Jati Widagdo ---------------------------------------------------- (Signature) Jati Widagdo SVP Corporate Secretary

Number	:	Tel.45/LP 000/COP-M0000000/2026

Jakarta,	June 4, 2026

To

Board of Commissioners of the Indonesian Financial Services Authority

Attn. Chief Executive of Capital Market Supervision, Derivative Finance and Carbon Exchanges

Gedung Sumitro Djojohadikusumo

Jl. Lapangan Banteng Timur No.2-4, Jakarta 10710

Re	:

Disclosure of Information Regarding Media Coverage on the Designation of the Deputy Minister of Immigration and Corrections—who also Serves as a Commissioner of PT Telkom Indonesia (Persero) Tbk as a Suspect

Sincerely,

In order to comply with the provisions of Financial Services Authority No. 31/POJK.04/2015 regarding Disclosure of Material Information or Facts by Issuers or Public Companies, as last amended by Financial Services Authority Regulation No. 45 of 2024 regarding the Development and Strengthening of Issuers and Public Companies, we hereby provide the following information:

Issuer Name	:	PT Telkom Indonesia (Persero) Tbk (“Company”)
Business Sector	:	Telecommunication
Phone	:	(021) 5215109
E-mail Address	:	investor@telkom.co.id

1.	Information or Material Facts	:	Media coverage regarding the Determination as a Suspect of the Deputy Minister of Immigration and Corrections—who also serves as a Commissioner of PT Telkom Indonesia (Persero) Tbk.
2.	Date	:	Juni 4, 2026
3.	Description	:

In response to media coverage regarding the Deputy Minister of Immigration and Corrections, who also serves as a Commissioner of the Company, and who has been named a suspect by the Corruption Eradication Commission (“Komisi Pemberantasan Korupsi” “KPK”) in connection with a sting operation (“Operasi Tangkap Tangan” “OTT”) at the West Jakarta Immigration Office.

In this regard, we would like to state that the information circulating in these reports is not related to the performance of duties, authority, or the position in question in his capacity at the Company.

The Company always upholds the principle of the presumption of innocence, fully respects the ongoing legal process, and supports law enforcement in accordance with applicable laws and regulations.

4.	The Impact of the Events	:

There is no material impact on the Company’s business continuity. The Company’s business operations continue to run normally in accordance with the principles of good corporate governance and are not affected by the aforementioned media coverage.

5.	Others	:	-

Thus, we submit this report. Thank you for your attention.

Best regards,

/s/ Jati Widagdo

Jati Widagdo

SVP Corporate Secretary